vnu

06014644

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL PROCESSING RECEIVED JUN 23 2006 WASH, D.C. 185 SECTION

Date	June 13, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated :

June 13, 2006 VNU Holds 2006 Annual General Meeting

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

With kind regards,
VNU bv

Marianne Damad

1.1.001 02.99

Press release

Date June 13, 2006

VNU HOLDS 2006 ANNUAL GENERAL MEETING

New Supervisory Board Members Appointed as Aad Jacobs Steps Down as Chairman; Rob Ruijter Named Interim CEO, Succeeding Rob van den Bergh

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, held its 2006 Annual General Meeting (AGM) in Amsterdam today and announced that new Supervisory Board members and an interim CEO were appointed.

VNU is majority owned by Valcon Acquisition B.V. (Valcon), which declared its public offer for VNU unconditional on May 21, 2006. On June 9, 2006, Valcon announced that 98.97% of the total outstanding and issued share capital of VNU had been tendered or otherwise committed to Valcon as of the end of the post-acceptance period on June 9, 2006. Valcon said it intends to initiate a squeeze-out procedure, as referred to in article 2:92a of the Dutch Civil Code, to acquire all remaining shares held by minority shareholders. More information on this procedure will be announced separately. VNU's shares will be de-listed from Euronext Amsterdam on July 11, 2006, with the last day of trading on July 10, 2006.

Changes to the Supervisory Board

At the conclusion of today's AGM at the RAI Congress Centre, Mr. A.G. Jacobs stepped down as chairman of the Supervisory Board, as expected. Also stepping down from the Supervisory Board were Mr. F.L.V. Meysman, the vice chairman, along with Messrs. J.L. Brentjens, R. Dahan, P.A.F.W. Elverding and A. van Rossum. Mr. G.S. Hobbs, a VNU Supervisory Board member since 2004 who is independent from Valcon, remains on the Supervisory Board, and the following new members were appointed:

- Mr. I. Leigh (representative of AlpInvest Partners N.V.);
- Mr. M.S. Chae (representative of The Blackstone Group L.P.);
- Mr. R. Reid (representative of The Blackstone Group L.P.);
- Mr. M.J. Connelly (representative of The Carlyle Group);
- Mr. E.P.S. Merrill (representative of The Carlyle Group);
- Mr. P. Healy (representative of Hellman & Friedman LLC);
- Mr. A. Navab (representative of Kohlberg Kravis & Roberts & Co., L.P.);
- Mr. S. Brown (representative of Kohlberg Kravis & Roberts & Co., L.P.);
- Mr. S.A. Schoen (representative of Thomas H. Lee Partners);
- Mr. G.R. Taylor (representative of Thomas H. Lee Partners); and
- Mr. D.G. Eustace (who is independent within the meaning of the Dutch Corporate Governance Code and is independent from Valcon).

Press release

The changes to the Supervisory Board were effective immediately following the conclusion of today's AGM.

Ruijter Appointed Interim CEO

VNU also announced today that the Supervisory Board has named Rob Ruijter interim chief executive officer, effective immediately. Mr. Ruijter succeeds Rob van den Bergh, who, as expected, stepped down from his position as CEO and a member of the Executive Board at the conclusion of the meeting. Mr. Ruijter will serve as interim CEO while the company continues its search for a permanent CEO. In addition to his new role, Mr. Ruijter will retain his current responsibilities as chief financial officer of VNU.

Mr. Ruijter joined VNU as a member of the Executive Board in December 2004, and was appointed CFO on January 1, 2005. Previously, Mr. Ruijter held the position of CFO at KLM Royal Dutch Airlines, Baan Company and Philips Lighting.

Other Business

All other shareholder proposals, which can be found at www.vnu.com/cg/shareholdersMeeting, were adopted during today's meeting.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 3692